SECURITIES AND EXCHANGE COMMISSION
				WASHINGTON, DC  20549

				---------------------

				    SCHEDULE 13D

	      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
	    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
				RULE 13d-2(a)

				(Amendment No. 6)1



			     GP Strategies Corporation
			     --------------------------
				   (Name of Issuer)


			    	    Common Stock
			    -----------------------------
			    (Title of Class of Securities)


				     36225V104
				    ------------
				   (CUSIP Number)

				Scott B. Bernstein, Esq.
			       Caxton Associates, L.L.C.
			     731 Alexander Road, Building 2
				  Princeton, NJ  08540
		     (Name, Address and Telephone Number of Person
		    Authorized to Receive Notices and Communications)

				    May 24, 2002
			------------------------------------
 	      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f), or 13d-1 (g), check the following box [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

		(Continued on following pages)

                    (Page 1 of  12 Pages)

----------------------
1	The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

				SCHEDULE 13D

CUSIP NO. 36225V104

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Caxton International Limited
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
---------------------------------------------------------------------

3  SEC USE ONLY

---------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC
---------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   British Virgin Islands

---------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES		-----------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		1,145,937
OWNED BY	-----------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	-----------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		1,145,937
WITH
		-----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,145,937
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
---------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!



				SCHEDULE 13D
CUSIP NO. 36225V104

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Caxton Associates, L.L.C.
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
---------------------------------------------------------------------

3  SEC USE ONLY

---------------------------------------------------------------------
4  SOURCE OF FUNDS*

   Not Applicable
---------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States

---------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES		-----------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		1,251,200
OWNED BY	-----------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	-----------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		1,251,200
WITH
		-----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,251,200
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.6%
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
---------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

			 SCHEDULE 13D

CUSIP NO. 36225V104

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Bruce S. Kovner
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
---------------------------------------------------------------------

3  SEC USE ONLY

---------------------------------------------------------------------
4  SOURCE OF FUNDS*

   Not Applicable
---------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States

---------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES		-----------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		1,251,200
OWNED BY	-----------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	-----------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		1,251,200
WITH
		-----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,251,200
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.6%
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
---------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!
			 SCHEDULE 13D

CUSIP NO. 36225V104

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Caxton Equity Growth (BVI) Ltd.
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
---------------------------------------------------------------------

3  SEC USE ONLY

---------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC
---------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   British Virgin Islands

---------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES		-----------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		86,324
OWNED BY	-----------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	-----------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		86,324
WITH
		-----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     86,324
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .6%
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
---------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

			 SCHEDULE 13D

CUSIP NO. 36225V104

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Caxton Equity Growth LLC
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
---------------------------------------------------------------------

3  SEC USE ONLY

---------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC
---------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States

---------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES		-----------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		18,939
OWNED BY	-----------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	-----------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		18,939
WITH
		-----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     18,939
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .2%
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
---------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment 6 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of GP Strategies
Corporation (the "Company"), 9 West 57th Street, New York, NY 10019.

Item 3:		Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs at the end thereof:

"An aggregate of $328,487.49 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton International Limited acquired and sold shares of Common Stock since June 21, 2001. The purchase price for such acquired shares was paid out of Caxton International Limited's working capital.

"An aggregate of $17,812.13 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton Equity Growth LLC acquired and sold shares of Common Stock since June 21, 2001. The purchase price for such acquired shares was paid out of Caxton Equity Growth LLC's working capital.


"An aggregate of $270,375.01 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton Equity Growth (BVI) Ltd. acquired and sold Shares of Common Stock since June 21, 2001. The purchase price for such acquired shares was paid out of Caxton Equity Growth (BVI) Ltd.'s working capital.

Item 4:		Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and replaced by the following:

"The persons filing this Report continue to be concerned about actions taken by the Company to restore its profitability and
(a) continue to believe that the Common Stock is undervalued,
(b) believe it is necessary that management take further steps to improve the quality of the Board of Directors (including changing of the Chairman) and (c) believe changes must be made to the Company's senior management team. We also continue to believe that the company should consider additional steps to enhance shareholder value including: (i) the sale of the company in its entirety, (ii) the distribution of all shares held in publicly traded companies that have not been sold for the specific purpose of paying down debt, (iii) that all outstanding loans to members of management should be paid off in full, or any stock secured by such loans should be forfeited in return for eliminating the debt, and (iv) that the Class B Supervoting stock should be abolished as a class, as it is only available to select members of management, and, we believe, acts as a continued detriment to attracting either new investors, or potential buyers for the entire company.

The persons filing this Report are also examining all of their options with respect to the possibility of taking actions, which they believe will enhance shareholder value. Any such actions could relate to or result in one or more of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

"Each of the persons filing this Report also reserves the right to purchase or otherwise acquire additional Common Stock or to sell or otherwise dispose of Common Stock owned by it, in each case in open market or privately negotiated transactions or otherwise."

Item 5:		Interest in Securities of the Issuer.

   Subparagraph (a) of Item 5 of the Schedule 13D is hereby amended and replaced by the following:

(i) Caxton International Limited beneficially owns 1,145,937 shares of Common Stock (the "Shares"), representing approximately 7.8% of the total shares of Common Stock issued and outstanding. The Decrease in beneficial ownership from the date of Amendment No. 5 to Schedule 13D filed June 21, 2001 is a result of an increase by the Company of its total number of Shares outstanding. This percentage also reflects the net acquisition of the additional Shares being reported hereunder.

(ii) Caxton Equity Growth (BVI) Ltd. beneficially owns 86,323 Shares representing approximately .6% of the total shares of Common Stock issued and outstanding. The Decrease in beneficial ownership from the date of Amendment No. 5 to Schedule 13D filed June 21, 2001 is a result of an increase by the Company of its total number of Shares outstanding. This percentage also reflects the net acquisition of the Shares being reported hereunder.

(iii)	Caxton Equity Growth LLC beneficially owns 18,939 shares of
Shares, representing approximately .2% of the total shares of Common Stock issued and outstanding. The Decrease in beneficial ownership from the date of Amendment No. 5 to Schedule 13D filed June 21, 2001 is a result of an increase by the Company of its total number of Shares outstanding. This percentage also reflects the net purchase of the Shares being reported hereunder.

	Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

(c)	Caxton International Limited, Caxton Equity Growth (BVI) Ltd.
and Caxton Equity Growth LLC acquired additional shares and/or sold shares of Common Stock in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, during the last 60 days. See Schedule A for disclosure of (1) the date, (2) the price and (3) the amount of shares purchased and/or sold by Caxton International Limited, Caxton Equity Growth (BVI) Ltd. and Caxton Equity Growth LLC during the past 60 days.

After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

June 3, 2002



CAXTON INTERNATIONAL LIMITED


By:  /s/Joseph Kelly
   -----------------------------------
      Name:  Joseph Kelly
      Title: Vice President and Treasurer

By:  /s/ Maxwell Quin
   -----------------------------------
      Name:  Maxwell Quin
      Title: Vice President and Secretary


CAXTON ASSOCIATES, L.L.C.


By: /s/ Scott B. Bernstein
   -----------------------------------
      Name:  Scott B. Bernstein
      Title:    Secretary


   /s/ Scott B. Bernstein
   -----------------------------------
Bruce S. Kovner, by Scott B. Bernstein as
Attorney-in-Fact

CAXTON EQUITY GROWTH LLC

By: /s/ Scott B. Bernstein
   -----------------------------------
      Name:  Scott B. Bernstein
      Title: Secretary, Caxton Associates
	     L.L.C., Manager


CAXTON EQUITY GROWTH (BVI) LTD.


By: /s/ Joseph Kelly
   -----------------------------------
      Name:  Joseph Kelly
      Title: Vice President


By: /s/ Maxwell Quin
   -----------------------------------
      Name:  Maxwell Quin
      Title: Secretary



		SCHEDULE A

Caxton International Limited
    		 No of Shares		Price Per Share
Trade Date	 Purchased (Sold) 	(Excluding Commission)

1- Apr	              100 	             3.6000
5- APR	            2,000	             3.7025
17-APR            (10,000)                   4.9961
23-APR              3,500                    4.8343
26-APR              1,900                    4.6000
6 -MAY            ( 1,500)                   4.6000
14-May             13,123                    5.3985
15-May              2,100                    5.2233


Caxton Equity Growth LLC
    		 No of Shares		Price Per Share
Trade Date	 Purchased (Sold) 	(Excluding Commission)

14-MAY	             338	             5.3985

Caxton Equity Growth (BVI) Ltd.
    		 No of Shares		Price Per Share
Trade Date	 Purchased (Sold) 	(Excluding Commission)

14-MAY	           1539	             	     5.3985